NACCO Industries, Inc.
Kenneth C. Schilling
Vice President and Controller
5875 Landerbrook Drive
Mayfield Heights, Ohio 44124-4069
Telephone 440/449-9636
Fax 440/449-9607
January 8, 2008

BY EDGAR TRANSMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Mail Stop 6010
Washington, D.C. 20549
Attention:  Angela Crane, Branch Chief

Re:	NACCO Industries, Inc.
Form 10-K for the year ended December 31, 2006
Filed February 28, 2007
File No. 001-09172
Ladies and Gentlemen:
This letter is submitted on behalf of NACCO Industries, Inc. (“the Company”) in response to the comment letter by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 27, 2007 (the “Comment Letter”), to the Company with respect to the Annual Report on Form 10-K (File No. 001-09172) filed on February 28, 2007 (the “Form 10-K”).
The Company’s response to the comment raised by the Staff in the Comment Letter is set forth below. For the convenience of the Staff, we have repeated the Staff’s comment before the response.

Division of Corporation Finance
Securities and Exchange Commission
January 8, 2008

Form 10-K for the year ended December 31, 2006

Note 16 — Common Stock and Earnings per Share, page F-31
1.	We note that you have two classes of common stock, Class A common stock and Class B common stock. We also note that the Class A common stock has one vote per share and the Class B common stock has ten votes per share. Please explain to us why your EPS calculation is compliant with SFAS 128. Your explanation should include how you considered the impact of paragraphs 60 and 61 of SFAS 128, which states you should calculate EPS for each separate class of stock, using the two-class method.

Response:

We have reviewed SFAS 128, paragraphs 60 and 61, and have also considered EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement 128,” in response to your comment. As you noted, the Company has two classes of common stock: Class A common stock and Class B common stock. The Company supplementally advises the Staff that holders of Class A common stock generally have the same rights as holders of Class B common stock, except that holders of Class A common stock have one vote per share while holders of Class B common stock have ten votes per share. In addition, while Class A common stock is traded on the New York Stock Exchange, no trading market has developed, or is expected to develop, for Class B common stock because holders of Class B common stock may only transfer Class B common stock to permitted transferees, as defined in the Company’s certificate of incorporation. Each share of Class B common stock is convertible into Class A common stock on a one-for-one basis at any time at the request of the holder. Additionally, the Company’s Class A common stock and Class B common stock have the same cash dividend rights per share. Therefore, paragraph 60 of SFAS 128 does not apply. In addition, we believe the application of the two-class method, as described in paragraph 61 of SFAS 128, is not required because the Company’s Class B common stock is convertible into Class A common stock on a one-for-one basis and, accordingly, the Company’s basic and diluted earnings per share for its Class A common stock is equal to the basic and diluted earnings per share for its Class B common stock. The Company consistently presents one earnings per share calculation for both Class A common stock and Class B common stock for each period presented in its Notes to Consolidated Financial Statements. The Company will provide additional disclosure regarding the dividend rights and earnings per share for each class of its common stock in its Notes to Consolidated Financial Statements in its Annual Report on Form 10-K for the year ended December 31, 2007 and other future filings.

Division of Corporation Finance
Securities and Exchange Commission
January 8, 2008

In connection with the above response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (440) 449-9636 if you have any further questions or comments. Thank you for your attention to this matter.
Very truly yours,
/s/ Kenneth C. Schilling
Kenneth C. Schilling

cc:	Andri Boerman / Securities and Exchange Commission
Martin James / Securities and Exchange Commission
Charles A. Bittenbender, Esq. / NACCO Industries, Inc.
Jennifer M. Langer / NACCO Industries, Inc.
Thomas C. Daniels, Esq. / Jones Day